UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 1-43 NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GENERAL MOTORS CORPORATION
Full name of registrant

N/A
Former name if applicable

300 Renaissance Center
Address of principal executive office (STREET AND NUMBER)

Detroit, Michigan 48265-3000
City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008 on Form 11-K for the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (“the Plan”), which includes common stock of General Motors Corporation (“Corporation”), cannot be filed within the prescribed time period.

Volatility within the markets throughout 2008 has significantly affected the valuation of Plan assets as well as the redemption patterns of Plan participants. This volatility, coupled with recent restructuring initiatives by the Corporation, which includes special attrition and other separation programs, has necessitated additional time to collect, compile and analyze data related to certain Plan investments as well as Plan participant activity. Further analysis will allow for the determination of the appropriate basis of presentation for Plan assets under generally accepted accounting principles. The audit of the Plan’s financial statements is currently in process and we intend to file the Form 11-K within the extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nick S. Cyprus	313	556-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All of the Plan’s investments are held in a master trust. The Plan experienced a decrease in Assets Available for Plan Benefits of approximately $4.4 billion for the fiscal year ended December 31, 2008. The net investment income (loss) of the master trust investment funds is allocated to each participating plan based on that plan’s interest in each investment fund compared with the total interest of all participating plans in each investment fund. The master trust holds a significant number of investment funds. A considerable amount of time is required to analyze the performance and fair value of each underlying investment fund and to accurately ascertain the Plan’s allocable share of the net investment income (loss) of the master trust.

GENERAL MOTORS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2009	By	/s/Nick S. Cyprus
Controller and Chief Accounting Officer